

SEC[illegible] 13030826 [illegible]SSION

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SEC Mail Processing Section FEB 28 2013 Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curian Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura K. Collins (303) 488-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street Suite 800 Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Maura K. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curian Clearing LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


PAIGE MCLAUGHLIN
Notary Public
State of Colorado

My Commission Expires February 09, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Curian Clearing LLC:

We have audited the accompanying statement of financial condition of Curian Clearing LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Curian Clearing LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 26, 2013

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 43,086,475
Cash segregated under federal regulations	141,685,147
Receivable from customers	861,331
Receivable from noncustomers	7,495,841
Receivable from affiliates	2,045,819
Marketable securities owned, at market	237,222
Deposits with clearing organizations	2,410,104
Prepaid and other assets	624,456
Total assets	$ 198,446,395
Liabilities and Member's Equity	
Liabilities:	
Payable to customers	$ 130,529,788
Customer drafts outstanding	13,788,761
Accounts payable and other accrued expenses	2,629,603
Fails to receive	215,117
Payable to affiliates	1,012,346
Total liabilities	148,175,615
Member's equity:	
Capital contributions	22,632,837
Retained earnings	27,637,943
Total member's equity	50,270,780
Total liabilities and member's equity	$ 198,446,395

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization

Curian Clearing LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson), which has provided all of the funding for the Company's start-up operations. Jackson is an indirect, wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation, or liability of the Company, except to the extent expressly assumed. The Company has obtained a commitment from Jackson that it will continue to provide equity funding for the Company's operations through at least January 1, 2014, if needed.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company provides clearing operations to clear transactions for Curian Capital, LLC (Capital), an affiliated company.

(b) Basis of Presentation

The accompanying statement of financial condition has been prepared using the accrual method of accounting. Proprietary securities transactions and customers' securities transactions are reported on a settlement date basis.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with original maturities of three months or less and money market mutual funds. The carrying values of the Company's cash equivalents approximate their fair values due to their short-term nature.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company believes it is not exposed to any significant credit risk.

(Continued)

(e) ***Cash Segregated under Federal Regulations***

Cash of $141,685,147 has been segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3. The amount in the reserve bank accounts on December 31, 2012, including the subsequent day's deposit of $2,315,000, was $301,972 in excess of the required deposit of $143,698,175.

(f) ***Receivable From and Payable to Customers***

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables.

(g) ***Receivables from Noncustomers***

Receivables from noncustomers primarily include dividends due from mutual fund companies related to securities held by customers.

(h) ***Marketable Securities***

The Company owns marketable equity securities, which are classified as trading securities for financial reporting purposes. The securities are valued at market value based upon exchange quoted prices and would be classified as Level 1 securities under *Accounting Standards Codification Topic 820.*

(i) ***Fails to Receive***

Fails to receive represents the amount of money owed for the purchase price of securities that have been purchased but which were not received on the settlement date for the trades. This liability will be paid when the securities are received by the Company.

(j) ***Income Taxes***

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for U.S. federal or state income taxes in the accompanying financial statements.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial position to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions for the year ended December 31, 2012. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2008.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $39,644,505, which was $39,394,505 in excess of its requirement.

(3) Related-Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of Jackson as well as a cost allocation plan with Capital. Under the allocation plans, certain operating expenses, including but not limited to employee and occupancy costs are allocated between the subsidiaries of Jackson, and between the Company and Capital, based on applicable criteria as defined in the plans. Because of these agreements, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. For the year ended December 31, 2012, $14,003,797 of expenses were charged to the Company under the plans.

The Company has entered into a $50,000,000 Unsecured Revolving Pay-In-Kind note (the Note) with Jackson through April 30, 2015 that allows the Company to borrow amounts as needed in minimum increments of $100,000. The Note carries a commitment fee of 0.10% per annum and interest on any outstanding borrowings at LIBOR plus 2.00% per annum. At December 31, 2012, the Company did not have any outstanding borrowings under the Note.

(4) Legal Matters

The Company is involved in various lawsuits or threatened legal proceedings arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(5) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2013, the date the statement of financial condition was available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.